Exhibit 5.3

May 28, 2020

Ministère des Finances,

        390, boulevard Charest Est,

                Québec, Québec,

                        Canada G1K 3H4

Dear Sirs:

As special United States tax counsel to Québec in connection with the sale by Québec of its U.S.$1,500,000,000 1.350% Global Notes Series QZ due May 28, 2030 (the “Notes”), we hereby confirm to you our advice as set forth under the heading “Tax Matters – United States Taxation” in the Prospectus Supplement dated May 19, 2020 to the Prospectus dated September 11, 2017, relating to the Notes, subject to the limitations noted therein, and we consent to the filing of this letter as an exhibit to the amendment to Form 18-K to be filed by Québec.

By giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.

Very truly yours,

/s/ Sullivan & Cromwell LLP